

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 22, 2012

John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: New Mountain Finance Corporation
File Nos. 333-180089 & 814-832

New Mountain Finance Holdings, LLC
File Nos. 333-180690 & 814-839

Dear Mr. Mahon:

We have reviewed the registration statement for New Mountain Finance Corporation (the "Fund") and New Mountain Finance Holdings, LLC (the "Operating Company") filed on Form N-2 on April 12, 2012, in connection the shelf registration of common stock of the Fund and the registration of common stock of certain Selling Stockholders. A request has been made for selective review of the registration statement. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Cover Page

1. The second paragraph states that the prospectus relates to the offer of shares of common stock by the Fund, and also to 23,646,902 shares of common stock that may be sold by Selling Stockholders. Please explain to us why it is appropriate to register in the same registration statement both (i) shares that will be offered by the Fund in a delayed offering and (ii) shares that will be offered on behalf of Selling Stockholders that will be offered in a continuous offering. In addition, please include on the cover page the following information:

- An explanation of how investors will know whether the shares are offered by the Fund or by Selling Stockholders;
- Based on current market prices, the approximate dollar amount of shares that Selling Stockholders are registering to be offered and sold;

- A statement that the Fund will not receive any proceeds from sales by Selling Stockholders;
- A brief explanation as to how the Selling Stockholders acquired unregistered shares (*e.g.*, Selling Stockholders were investors in a predecessor to the Fund and received unregistered common shares of the Fund in exchange for the assets of the predecessor); and
- Make clear whether offers by Selling Stockholders will be accompanied by a prospectus supplement.

2.   The third paragraph discloses that the offering price per share of the Fund's common stock generally will not be less that the net asset value per share. Please disclose that sales by Selling Stockholders may occur at prices below net asset value. Please also disclose that sales by Selling Stockholders may adversely affect the market price of the common stock and may make it more difficult for the Fund to raise capital.

Prospectus Summary — Overview (Page 1)

3.   Please use for the various entities identified in the organizational diagram on page 3 the same defined terms used elsewhere in the filing. For example, for the entity New Mountain Finance Holdings, LLC, please use the term "Operating Company."

The Offering (Page 10)

4.   The first paragraph of this section states that the Fund may issue shares of common stock at a price below net asset value per share with the prior approval of the majority of the Fund's shareholders. It is the position of the staff of the Division of Investment Management that prior to selling shares of common stock at a price below net asset value, a fund must amend its registration statement to include, among other things, a table showing the impact of dilution due to issuance of shares at a price below net asset value. Please include an undertaking in Part C of the registration statement stating that if the Fund receives the required shareholder approval, it will file a post-effective amendment to this registration statement prior to offering shares at a price below net asset value.

Fees and Expenses (Page 15)

5.   Inasmuch as the Fund has commenced operations and has incurred actual expenses, please delete "(estimated)" on the line item for "Other expenses".

6.   Footnote (2) to the fee table indicates that a prospectus supplement will disclose information concerning offering expenses. Please make clear that a prospectus supplement relating to shares offered by Selling Stockholders will include an estimate the offering expenses and disclose how much of these expenses will be paid by the Fund.

7.   The example to the fee table demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to an investment in the Fund, assuming a 5% annual return. Please add an additional line item to the example showing the costs that would be incurred if the 5% return used in the example was made up entirely of capital gains subject to the 20% incentive fee.

Price Range of Common Stock and Distributions (Page 53)

8.   The columns reflecting the premium or discount appear to show the high and low *market prices* as percentages of the NAV. Please revise the table to show the amount of the *premiums or discounts* as percentages of NAV. *See* Instruction 4 to Item 8.5(b) of Form N-2.

Selling Stockholders (Page 123)

9.   The table for information regarding Selling Stockholders is incomplete. Please inform us whether the table will be completed in an amendment to the registration statement, or whether the table will be completed in one or more prospectus supplements. *See* Item 6 of Form N-2 (requiring funds to provide the information about selling shareholders required by Item 507 of Regulation S-K). In addition, as required by Item 507 of Regulation S-K, please "indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates." Alternatively, please confirm that this information is not applicable to any of the Selling Stockholders.

10.   Please provide us with a legal analysis as to whether the offering is a secondary offering or is a primary offering indirectly on behalf of the Fund. In your analysis, please address the factors set forth in paragraph 612.09 of the Division of Corporation Finance's Compliance and Disclosure Interpretations (http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm). In your analysis, please address each of the following factors:

- How long the Selling Stockholders have held the shares;
- The circumstances under which they received them;
- Their relationship to the Fund;
- The amount of shares involved;
- Whether the Selling Stockholders are in the business of underwriting securities; and
- Any other circumstances relevant to whether a Selling Stockholder is acting as a conduit for the Fund.

We may have additional comments after reviewing your response.

Index to Audited Financial Statements (Page F-1)

11.   Please update the financial statements to include interim unaudited financial statements. *See* Rule 3-.12 of Regulation S-X.

PART C — OTHER INFORMATION:

Item 25 Financial Statements and Exhibits

12.   Exhibit l on page C-3 provides that a legality opinion will be filed by amendment. Please confirm to us that a legality opinion will be filed as a post-effective amendment with respect to each takedown of shares from the shelf. *See* Staff Legal Bulletin No. 19 (CF) (Oct. 11, 2012), text at note 26.

GENERAL COMMENTS:

13.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

14.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

15.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

16.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel